June 5, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Exterran Partners, L.P.

Registration Statement on Form S-3
Filed March 15, 2013
File 333-187284

Ladies and Gentlemen:

Set forth below are the responses of Exterran Partners, L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on May 21, 2013 with respect to the Registration Statement on Form S-3, File No. 333-187284, filed with the Commission on March 15, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on May 7, 2013.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text.

Verbal Comments

1.                                  On May 21, 2013, via telephone message, the Staff requested that we provide additional analysis with respect to Comment 4 and our answer to Comment 4 in the Partnership’s response letter dated May 7, 2013.  The Staff requested additional analysis as to why the second bullet point in our response is a customary release provision under the Financial Reporting Manual.  Specifically the 2nd clause which states: “…or the liquidation and dissolution of such subsidiary guarantor.”

RESPONSE:                            The second bullet point from our response to Comment 4 is reproduced below and followed by our supplemental analysis:

•                  the merger of such subsidiary guarantor into either of the Issuers or any other subsidiary guarantor or the liquidation and dissolution of such subsidiary guarantor (in each case to the extent not prohibited by the relevant indenture)

Analysis: In the event of the merger of a subsidiary guarantor into either of the Issuers or any other subsidiary guarantor or the liquidation and dissolution of such subsidiary guarantor, the assets of such merged, liquidated or dissolved subsidiary guarantor would be owned by either the Partnership or another subsidiary guarantor and, as a result, would still be securing the notes. Further, in each of those instances, the subsidiary guarantor would cease to exist. We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

As previously stated in our response letter dated May 7, 2013, in future filings, including any prospectus supplement pursuant to which we are offering debt securities covered by the Registration Statement, we will revise our disclosure to describe that any debt that is fully and unconditionally guaranteed by our material subsidiaries is subject to certain customary release provisions, and we will describe those specific release provisions.

2.                                      On May 21, 2013, via telephone message, the Staff requested that we file an updated auditor consent to the Registration Statement.

RESPONSE:                            We have filed the currently dated consent of Deloitte & Touche LLP as exhibit 23.1 to Amendment No. 2 to the Registration Statement, filed with the Commission on June 5, 2013.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EXTERRAN PARTNERS, L.P.

		By:	/s/ David S. Miller
		Name:	David S. Miller
		Title:	Senior Vice President and
Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams